UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No.1)*

Gridsum Holding Inc.

(Name of Issuer)

Class B Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

398132100

(CUSIP Number)

Guosheng Qi

Generation Gospel Limited

Fairy Spirit Limited

c/o South Wing, High Technology Building

No. 229 North 4th Ring Road

Haidian District, Beijing 100083

People’s Republic of China

Telephone: (86-10) 8261-9988

Guofa Yu Garden Enterprises Ltd. c/o South Wing, High Technology Building No. 229 North 4th Ring Road Haidian District, Beijing 100083 People’s Republic of China Telephone: (86-10) 8261-9988

With copies to:

Stephanie Tang, Esq.

Hogan Lovells

11th Floor, One Pacific Place

88 Queensway, Hong Kong

(852) 2840 5026

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 398132100

1	NAMES OF REPORTING PERSONS. Guosheng Qi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,336,128 Ordinary Shares(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 9,336,128 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,336,128 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.1% (2) (representing 66.7% of the voting power of the total outstanding Ordinary Shares (including Class A and Class B Ordinary Shares) of the Issuer) (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Consists of (i) 4,543,461 Class A ordinary shares, par value $0.001 per share (the “Class A Ordinary Shares”) held by Generation Gospel Limited, (ii) 937,500 Class B ordinary shares, par value $0.001 per share (the “Class B Ordinary Shares”, and together with Class A Ordinary Shares, the “Ordinary Shares”) directly held by Mr. Qi or held by Generation Gospel Limited, (iii) 3,563,501 Class B ordinary shares held by Fairy Spirit Limited, and (iv) 291,666 Class B ordinary shares that Mr. Qi or Generation Gospel Limited is entitled to acquire upon exercise of options held by it under the stock option plan (the “Stock Option Plan”) as set forth in the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2018, which was filed with the Securities and Exchange Commission (the “SEC”) on April 24, 2019 (the “Annual Report”).

(2)

Based on 34,460,747 Ordinary Shares outstanding as of June 30, 2019, as set forth in the Issuer’s current report on Form 6-K furnished to the SEC on September 9, 2019, assuming conversion of all Class A Ordinary Shares into the same number of Class B Ordinary Shares.

(3)	Each Class A Ordinary Share is entitled to ten votes per share, whereas each Class B Ordinary Share is entitled to one vote per share. See Item 5.

CUSIP No. 398132100

1	NAMES OF REPORTING PERSONS. Generation Gospel Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,711,168 Ordinary Shares(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 5,711,168 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,711,168 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.6% (2) (representing 61.8% of the voting power of the total outstanding Ordinary Shares (including Class A and Class B Ordinary Shares) of the Issuer) (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Consists of (i) 4,543,461 Class A Ordinary Shares, (ii) 890,625 Class B Ordinary Shares, and (iii) 277,082 Class B Ordinary Shares that Generation Gospel Limited is entitled to acquire upon exercise of options held by it under the Stock Option Plan. Generation Gospel Limited is wholly owned and controlled by Mr. Guosheng Qi, its sole director.

(2)

Based on 34,460,747 Ordinary Shares outstanding as of June 30, 2019, as set forth in the Issuer’s current report on Form 6-K furnished to the SEC on September 9, 2019, assuming conversion of all Class A Ordinary Shares into the same number of Class B Ordinary Shares.

(3)	Each Class A Ordinary Share is entitled to ten votes per share, whereas each Class B Ordinary Share is entitled to one vote per share. See Item 5.

CUSIP No. 398132100

1	NAMES OF REPORTING PERSONS. Fairy Spirit Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,563,501 Ordinary Shares(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 3,563,501 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,563,501 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.3%(2) (representing 4.7% of the voting power of the total outstanding Ordinary Shares (including Class A and Class B Ordinary Shares) of the Issuer) (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Consists of 3,563,501 Class B Ordinary Shares held by Fairy Spirit Limited. Fairy Spirit Limited is controlled by Mr. Guosheng Qi, its sole director.
(2)

Based on 34,460,747 Ordinary Shares outstanding as of June 30, 2019, as set forth in the Issuer’s current report on Form 6-K furnished to the SEC on September 9, 2019, assuming conversion of all Class A Ordinary Shares into the same number of Class B Ordinary Shares.

(3)	Each Class A Ordinary Share is entitled to ten votes per share, whereas each Class B Ordinary Share is entitled to one vote per share. See Item 5.

CUSIP No. 398132100

1	NAMES OF REPORTING PERSONS. Guofa Yu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,393,038 Ordinary Shares(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,393,038 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,393,038 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0% (2) (representing 1.8% of the voting power of the total outstanding Ordinary Shares (including Class A and Class B Ordinary Shares) of the Issuer) (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Consists of 1,393,038 Class B Ordinary Shares held by Garden Enterprises Ltd.
(2)

Based on 34,460,747 Ordinary Shares outstanding as of June 30, 2019, as set forth in the Issuer’s current report on Form 6-K furnished to the SEC on September 9, 2019, assuming conversion of all Class A Ordinary Shares into the same number of Class B Ordinary Shares.

(3)	Each Class A Ordinary Share is entitled to ten votes per share, whereas each Class B Ordinary Share is entitled to one vote per share. See Item 5.

CUSIP No. 398132100

1	NAMES OF REPORTING PERSONS. Garden Enterprises Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,393,038 Ordinary Shares(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,393,038 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,393,038 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0% (2) (representing 1.8% of the voting power of the total outstanding Ordinary Shares (including Class A and Class B Ordinary Shares) of the Issuer) (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Consists of 1,393,038 Class B Ordinary Shares held by Garden Enterprises Ltd. Garden Enterprises Ltd. is wholly owned and controlled by Mr. Guofa Yu, its sole director.
(2)

Based on 34,460,747 Ordinary Shares outstanding as of June 30, 2019, as set forth in the Issuer’s current report on Form 6-K furnished to the SEC on September 9, 2019, assuming conversion of all Class A Ordinary Shares into the same number of Class B Ordinary Shares.

(3)	Each Class A Ordinary Share is entitled to ten votes per share, whereas each Class B Ordinary Share is entitled to one vote per share. See Item 5.

CUSIP No. 398132100

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) constitutes amendment No. 1 to the Schedule 13D jointly filed by Guosheng Qi (“Mr. Qi”), Generation Gospel Limited (“Generation Gospel”), Fairy Spirit Limited (“Fairy Spirit”), Guofa Yu (“Mr. Yu”) and Garden Enterprises Ltd. (“Garden Enterprises”) with the SEC on July 25, 2019, relating to Class B Ordinary Shares of the Issuer.

The principal executive office of the Issuer is at South Wing, High Technology Building, No. 229 North 4th Ring Road, Haidian District, Beijing 100083, People’s Republic of China.

American depositary shares (the “ADSs” and each, an “ADS”), each representing one Class B Ordinary Share of the Issuer, are listed on the Nasdaq Global Select Market under the symbol “GSUM”.

Item 2.	Identity and Background.

(a)     This Statement is being jointly filed by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”): (i) Mr. Qi, (ii) Generation Gospel, (iii) Fairy Spirit, (iv) Mr. Yu, and (v) Garden Enterprises. The agreement among the Reporting Persons relating to the joint filing of this Statement is attached to this Statement as Exhibit 99.5.

Based on the transactions described in Item 4 below, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act with the other members of the Consortium (as defined in Item 4). See Item 4 below.

(b)     The principal business address of Mr. Qi, Generation Gospel, Fairy Spirit, Mr. Yu and Garden Enterprises is at South Wing, High Technology Building, No. 229 North 4th Ring Road, Haidian District, Beijing 100083, People’s Republic of China.

(c)     The principal occupation or employment of Mr. Qi is to serve as the Chairman of the Board of Directors and Chief Executive Officer of the Issuer. The principal occupation or employment of Mr. Yu is to serve as a Director and Chief Operating Officer of the Issuer. Generation Gospel, Fairy Spirit and Garden Enterprises are principally investment holding vehicles.

(d)     During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     During the five years prior to the date hereof, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Each of Mr. Qi and Mr. Yu is a citizen of the People’s Republic of China. Each of Generation Gospel, Fairy Spirit and Garden Enterprises is organized under the laws of the British Virgin Islands.

Item 3.	Source and Amount of Funds or Other Consideration.

This Statement is being filed because, under the facts and circumstances described in Items 2, 4 and 5, the Reporting Persons and members of the Consortium (as defined in Item 4) that are not Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act.

It is anticipated that funding for the Proposed Transaction (as defined in Item 4) will be provided by a combination of debt and equity capital. Equity financing will be provided by the Consortium, and any additional members accepted into the Consortium, in the form of cash and rollover equity in the Issuer. Debt financing will be provided by loans from third party financial institutions.

The descriptions of the principal terms of the Proposal (as defined in Item 4) under Item 4 are incorporated herein by reference in its entirety.

CUSIP No. 398132100

Item 4.	Purpose of Transaction.

On July 15, 2019, Mr. Qi, Generation Gospel, Fairy Spirit, Mr. Yu, Garden Enterprises and Beta Dynamic Limited, an affiliate of Hammer Capital Private Investments Limited (collectively, the “Original Consortium”) jointly submitted a preliminary, non-binding letter (the “Proposal”, incorporated herewith as Exhibit 99.2) to the Board of Directors of the Issuer (the “Board”) related to the proposed acquisition of all of the Ordinary Shares not beneficially owned by the Original Consortium for US$3.80 in cash per ADS, or US$3.80 in cash per Ordinary Share (the “Proposed Transaction”).

On July 15, 2019, the Original Consortium entered into a consortium agreement (the “Consortium Agreement”, incorporated herewith as Exhibit 99.3), pursuant to which members of the Original Consortium agreed to cooperate in connection with the Proposed Transaction as contemplated by the Proposal. The Consortium Agreement provides, among other things, for coordination in the evaluation of the Issuer, arranging financing, engaging advisors, and negotiation of the terms of definitive documentation in connection with the Proposed Transaction. The Consortium Agreement also requires that, for a period beginning on the signing date of the Consortium Agreement and ending on the earlier of (i) the 9-month anniversary of such date, and (ii) the termination of the Consortium Agreement pursuant to the terms thereof, members of the Consortium (as defined below) work exclusively with each other with respect to the Proposed Transaction.

On November 15, 2019, Shenzhen Qianhai Banyan Capital Investment & Management Co., Ltd (“Banyan”) executed and delivered an adherence agreement to the Consortium Agreement (incorporated herewith as Exhibit 99.4), pursuant to which Banyan became a party to the Consortium Agreement. Banyan and the Original Consortium, collectively, is referred to in this Statement as the “Consortium.”

The Proposed Transaction is subject to a number of conditions, including, among other things, the negotiation and execution of definitive agreements and other related agreements mutually acceptable in form and substance to the Issuer and the Consortium. Neither the Issuer nor any member of the Consortium is obligated to complete the Proposed Transaction, and a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.

If the Proposed Transaction is completed, the Issuer’s ADSs would become eligible for termination of registration pursuant to Section 12(g)(4) of the Act and would be delisted from the Nasdaq Global Select Market.

References to each of the Consortium Agreement and the Proposal in this Statement are qualified in their entirety by reference to the Consortium Agreement or the Proposal, which are attached hereto as exhibits or incorporated herein by reference as if set forth in their entirety herein.

Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)     The responses of each Reporting Person set forth in Rows 11 through 13 of the cover pages hereto are hereby incorporated by reference in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on 34,460,747 Ordinary Shares (including Class A Ordinary Shares and Class B Ordinary Shares) outstanding as of June 30, 2019, as set forth in the Issuer’s current report on Form 6-K furnished to the SEC on September 9, 2019, assuming conversion of all Class A Ordinary Shares into the same number of Class B Ordinary Shares.

Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Each Class A Ordinary Share is entitled to ten votes per share, and each Class B Ordinary Share is entitled to one vote per share.

CUSIP No. 398132100

The Reporting Persons and members of the Consortium that are not Reporting Persons may be deemed to constitute a “group” for purposes of Section 13d-5(b) of the Act by virtue of their actions in respect of the Proposed Transaction described herein. As a member of a “group”, each Reporting Person may be deemed to beneficially own the Ordinary Shares beneficially owned by the members of the “group” as a whole. Therefore, each Reporting Person may be deemed to beneficially own an aggregate of 10,729,166 outstanding Ordinary Shares, which represent approximately 31.1% of the total outstanding Ordinary Shares and approximately 68.5% of the voting power of the total outstanding Ordinary Shares.

Except as otherwise stated herein, each Reporting Person expressly disclaims any beneficial ownership of the Ordinary Shares held by each other Reporting Person or by any member of the Consortium that is not a Reporting Person.

(b)     The number of Ordinary Shares as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof. The information set forth in Item 2 is hereby incorporated by reference into this Item 5(b).

(c)     Except as set forth in this Statement and to the best knowledge of each of the Reporting Persons, no Reporting Person has effected any transaction in the Ordinary Shares in the 60 days preceding the date hereof.

(d)     To the best knowledge of each of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by any of the Reporting Person.

(e)     Not applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

The descriptions of the principal terms of the Consortium Agreement and the Proposal under Item 4 are incorporated herein by reference in their entirety.

To the best knowledge of the Reporting Persons, except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1(1) – Joint Filing Agreement by and among the Reporting Persons, dated July 25, 2019.

Exhibit 99.2(1) – Proposal to the board of directors of the Issuer from the Consortium Members (as defined therein), dated July 15, 2019.

Exhibit 99.3(1) – Consortium Agreement by and among the Management Parties (as defined therein) and the Initial Sponsors (as defined therein), dated July 15, 2019.

Exhibit 99.4 – Adherence Agreement to the Consortium Agreement executed and delivered by Banyan, dated November 15, 2019.

Exhibit 99.5 – Joint Filing Agreement by and among the Reporting Persons, dated November 15, 2019.

(1)	Filed previously.

CUSIP No. 398132100

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: November 15, 2019

Guosheng Qi		Guofa Yu

/s/ Guosheng Qi		/s/ Guofa Yu

Generation Gospel Limited		Garden Enterprises Ltd.

By:	/s/ Guosheng Qi	By:	/s/ Guofa Yu
Name:	Guosheng Qi	Name:	Guofa Yu
Title:	Authorized Signatory	Title:	Authorized Signatory

Fairy Spirit Limited

By:	/s/ Guosheng Qi
Name:	Guosheng Qi
Title:	Authorized Signatory

[Signature Page to Schedule 13D]